Exhibit 99.3

                Appraisal Agreement with Keller & Company, Inc.





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                             KELLER & COMPANY, INC.
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                (614)766-1426
                                (614)766-1459 FAX


March 12, 1997



The Board of Directors
Pioneer Bank, A Federal Sevings Bank
2055 First Street
P.O. Box 846
Baker City, Oregon 97814

Re:    Conversion Valuation Agreement

Attn:  Dan L. Webber, President


     Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of Pioneer Bank, A Federal Savings Bank, Baker City, Oregon, (hereinafter referred to as PIONEER), relating to the conversion of PIOPNEER from a mutual to a stock institution. KELLER will provide a pro forma valuation of the market value of the shares to be sold in the proposed conversion of PIONEER.

     KELLER is a financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an experienced conversion appraiser for filings with Office of Thrift Supervision ("OTS"), and the Federal Deposit Insurance Corporation ("FDIC") and is also approved by the Internal Revenue Service as an expert in thrift stock valuations.

     KELLER agrees to prepare the conversion appraisal in the format required by the OTS in a timely manner for prompt filing with the OTS and the Securities and Exchange Commission. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements. KELLER will also be available to meet with any regulatory agency to review the appraisal.


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     The  appraisal  report  will  provide a detailed  description  of  PIONEER, including its financial condition,  operating  performance,  asset quality, rate
sensitivity  position,  liquidity  level  and  management  qualifications.   The
appraisal will include a description of PIONEER's market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group and adjustments to the appraised value will be made based on a comparision of PIONEER with the comparable group.

     In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Circular (Prospectus), including the financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of PIONEER; the economic and demographic conditions in PIONEER's existing marketing area; pertinent historical financial and other information relating to PIONEER; a comparative evaluation of the operating and financial statistics of PIONEER with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of Common Stock; the impact of the Conversion on PIONEER's capital position and earnings potential; PIONEER's proposed dividend policy; and the trading market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by PIONEER, and will not independently value the assets or liabilities of PIONEER in order to prepare the appraisal.

     Upon completion of the conversion appraisal, KELLER will provide a written presentation of the Board of Directors of PIONEER to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member.

     For its services in making this appraisal, KELLER's fee will be $17,000, plus out-of-pocket expenses not to exceed $800. The appraisal fee will include the preparation of one valuation update. All additional valuation updates will be subject to an additional fee of $1,000 each. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $3,000 to be applied to the total appraisal fee of $17,000, the balance of which will be payable at the time of the completion of the appraisal.

     PIONEER agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement


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or untrue  statement  of a material  fact in  information  supplied to KELLER by
PIONEER or by an intentional omission by PIONEER to state a material fact in the information so provided, except where KELLER has been negligent or at fault.

     This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.



                                   KELLER & COMPANY, INC.



                                   By: /s/ Michael R. Keller
                                       ----------------------
                                           Michael R. Keller
                                           President




                                   Pioneer Bank, A Federal Savings Bank



                                   By: /s/ Dan L. Webber
                                       -----------------
                                           Dan L. Webber
                                           President




                                   Date: 3/31/97
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